March 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cantor Fitzgerald Income Trust, Inc. (the “Company”)

Registration Statement on Form S-11 (File No. 333-294576) (the “Registration Statement”)

Acceleration Request

Requested Date: Monday, March 30, 2026

Requested Time: 3:30 p.m. Eastern Time

Dear Ladies and Gentlemen:

On behalf of the several underwriters of the Company’s proposed public offering, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 3:30 p.m., Eastern Time, on March 30, 2026, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 460 of the General Rules and Regulations of the Commission under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure the adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CANTOR FITZGERALD & CO.

As representative of the several underwriters

/s/ Beau Bohm
Name: Beau Bohm
Title: Managing Director, Global Co-Head of Equity Capital Markets